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                                                           Filed by Sybase, Inc.
                                                      Pursuant to Rule 425 under
                                         the Securities and Exchange Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                                   Commission File No. 000-22043


                                                    FOR PRESS INQUIRIES CONTACT:
                                                                      Paula Dunn
                                                                    Sybase, Inc.
                                                                    510/922-8750
                                                             415/577-4123 (cell)
                                                           paula.dunn@sybase.com

                                                                    Lesley Pearl
                                               The Weber Group, for Sybase, Inc.
                                                                    415/616-6145
                                                             415/596-6759 (cell)
                                                        lpearl@ca.webergroup.com

                                                FOR FINANCIAL INQUIRIES CONTACT:
                                                                   John Cummings
                                                       Sybase Investor Relations
                                                                  (510) 922-8797
                                                        john.cummings@sybase.com


                   SYBASE ANNOUNCES COMPLETION OF SUBSEQUENT
                    OFFERING PERIOD FOR NEON EXCHANGE OFFER

                   E-BUSINESS LEADER TO COMPLETE MERGER IN Q2

SYNOPSIS:

o The subsequent offering period for the New Era of Networks, Inc. (NEON) exchange offer has ended
o Approximately 4,913,620 shares of NEON common stock were validly tendered during this subsequent offering period
o    Sybase holds an aggregate of approximately 79.82 percent of NEON
o To date, approximately 11,471,028 shares of Sybase common stock have been issued in exchange for NEON common stock
o Sybase intends to acquire the remaining shares of NEON in a long-form merger expected to be completed in the second quarter

EMERYVILLE, CA - APRIL 27, 2001 - Sybase, Inc., (NASDAQ: SYBS) today announced the expiration of the previously announced subsequent offering period for the exchange offer by a wholly-owned subsidiary of Sybase to exchange 0.3878 of a share of Sybase common stock for each of the outstanding shares of common stock of New Era of Networks, Inc. (NASDAQ: NEON).

         The subsequent offering period expired, as scheduled, at 12:00 midnight New York City time on Thursday, April 26, 2001. Based on information provided by the exchange agent for the exchange offer, approximately 4,913,620 shares of NEON



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common stock were validly tendered during the subsequent offering period, including shares that were subject to notices of guaranteed delivery presented during the initial exchange offer period. This represents approximately 13.26 percent of the outstanding shares of NEON common stock. These shares, together with the shares tendered during the initial exchange offer, bring Sybase's ownership of NEON to approximately 29,579,754 shares or approximately 79.82 percent of the outstanding shares of NEON common stock. Sybase has issued to date, approximately 11,471,028 shares of Sybase common stock in exchange for NEON common stock.

         Sybase intends to acquire the remaining outstanding shares of NEON common stock pursuant to a long-form merger of its wholly-owned subsidiary with and into NEON as soon as practicable, following notice to and approval of the NEON stockholders. The company currently anticipates the long-form merger will be completed before the end of the second quarter. Sybase intends to vote the shares of NEON common stock that it owns in favor of the merger. As a result of the merger, the remaining outstanding shares of NEON common stock (except for shares held by Sybase or any of its subsidiaries) will be converted into the right to receive 0.3878 of a share of Sybase common stock and NEON will thereby become a wholly-owned subsidiary of Sybase.

         Following the merger, Sybase will send stockholders of NEON who did not tender their shares in the exchange offer, instructions as to how to exchange their shares of NEON common stock into Sybase common stock as merger consideration.

ABOUT SYBASE, INC.
Sybase provides enterprise-class software solutions that fuel e-business and enable access to information anytime, anyplace. With its industry-leading Enterprise Portal, mobile and wireless and vertical market solutions, Sybase is one of the largest global independent software companies in the world. For more information, visit the Sybase Web site: www.sybase.com.

ABOUT NEW ERA OF NETWORKS, INC.
NEON enables e-Business with a suite of products designed to overcome the inherent "language barriers" of a company's various applications, systems, platforms, and protocols. By allowing these disparate operations to share information and "talk" with one another - as well as the Internet-businesses can automate end-to-end processes seamlessly, profiting from Internet speed and increased volume. For more information, visit the NEON Web site:
www.neonsoft.com.

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FORWARD LOOKING STATEMENT: The above news release contains forward-looking statements regarding the merger of Sybase and NEON. These statements involve risks and uncertainties. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 2000.
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